October 4, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Amendment No.6 Registration Statement on Form S-1
Filed September 17, 2010
File No. 333-164860

We have reviewed the Commission’s comments to our Registration Statement on Form S-1 filed with the Commission on September 17, 2010.  We have prepared our responses to the Commission’s comments. Our responses follow each of the Commission’s comments set forth below. In addition to the changes responsive to the comment letter, please note on pages 3, 11, 21, 29, 96 and 98 disclosures regarding a new option-to-purchase contract that we have entered into with Ruby Development Company, and on page 24, disclosure identifying our new counsel in this matter. Also, attached see new exhibits 10.63, 10.64, 10.65, 10.66, 10.67 and 23.3, and revised exhibit 5.1/23.2.

Form S-1

Prospectus Summary

Corporate Background and Our Business, Page 1

1.
Please disclose that once USCIS has approved a Regional Center application, an investor seeking an EB-5 green card through the Regional Center Investment Program must make the qualifying investment (i.e., $1 million or $500,000) within an approved Regional Center.  Additionally, disclose that before any potential investor can participate in a proposed Regional Center EB-5 investment program, each investor must independently petition USCIS for an EB-5 visa. USCIS solely determines whether the investor qualifies for the EB-5 visa. USCIS' diligence appears that it can include a detailed review of the sources of the investor's funds, family history, and other representations.  Each investor must demonstrate that his/her investment will create at least 10 new full-time jobs, directly or indirectly as a result of your proposed activities.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 5 and 28.

2.
We note your statement on page 80 that "As per GAAP, expenditures to acquire and maintain our properties have been expensed, and will continue to be expensed until such time as we begin mining operations at one or more of our properties." Please revise this disclosure so that it complies with your revised accounting policy for mineral property acquisition costs.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 98.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (201) 265-6069
Thomas E. Boccieri, Esq.